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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 COMMISSION FILE NUMBER 1-11802

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO _______________________




                            QUEBECOR WORLD (USA) INC.
                   (FORMERLY KNOWN AS WORLD COLOR PRESS, INC.)
                                  401 (k) PLAN

                            QUEBECOR WORLD (USA) INC.
                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)






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



QUEBECOR WORLD (USA) INC. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
   AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                      2

   Statements of Changes in Net Assets Available for Benefits           3

   Notes to Financial Statements                                       4-7

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1999 AND
   FOR THE YEAR THEN ENDED:

   Item 27(a) - Schedule of Assets Held for Investment Purposes         8

   Item 27(d) - Schedule of Reportable Transactions                     9

SIGNATURES                                                             10

Consent of Independent Auditors                                        11

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
Quebecor World (USA) Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

New York, New York
June 12, 2000

QUEBECOR WORLD (USA) INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999            1998
                                                 ------------    ------------
INVESTMENTS:
  Investment in Putnam Investments:
    Fidelity Contrafund                          $ 62,379,154    $ 27,170,983
    Neuberger & Berman Genesis Trust               11,869,763      14,095,193
    The George Putnam Fund of Boston               22,953,559      16,916,390
    The Putnam Fund for Growth and Income          53,691,282      44,784,410
    Putnam Income Fund                              5,452,043       3,185,938
    Stable Value Fund                              60,515,584      49,454,129
    Mutual Benefit GIC Fund                                --       5,377,718
    Putnam S&P 500 Index Fund                      29,017,699      14,207,197
    Putnam International Growth Fund               15,731,793       4,397,239
    World Color Press, Inc. Stock Fund                     --         874,415
    Quebecor World Inc. Stock Fund                    611,445              --

CASH TRANSACTION ACCOUNT                                    3             568

PARTICIPANT LOANS                                  12,696,136       8,803,071
                                                 ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS                $274,918,461    $189,267,251
                                                 ============    ============


See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999            1998
                                                 ------------    ------------
ADDITIONS:
  Investment income:
    Dividends                                    $ 21,067,374    $  9,459,488
    Net appreciation in fair value                  5,066,174       1,886,025
                                                 ------------    ------------
        Total investment income                    26,133,548      11,345,513
                                                 ------------    ------------

  Contributions:
    Employer                                        3,056,485       1,134,263
    Employee                                       20,691,604      11,996,301
                                                 ------------    ------------

        Total contributions                        23,748,089      13,130,564

  Assets merged into plan                          58,081,425     156,164,328
                                                 ------------    ------------

        Total additions                           107,963,062     180,640,405
                                                 ------------    ------------

DEDUCTIONS:
  Benefits paid to participants                   (22,040,203)     (7,559,950)
  Forfeitures                                        (259,424)        (31,430)
  Transaction charge                                  (12,225)         (7,313)
                                                 ------------    ------------

        Total deductions                          (22,311,852)     (7,598,693)
                                                 ------------    ------------

NET INCREASE IN NET ASSETS                         85,651,210     173,041,712

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               189,267,251      16,225,539
                                                 ------------    ------------

  End of year                                    $274,918,461    $189,267,251
                                                 ============    ============


See notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the "Plan"). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan that was established on July 1, 1991. Non-unionized employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Quebecor World
      (USA) Inc. is the administrator of the Plan. Putnam Investments is the trustee and custodian of the Plan's investments.

      RECENT EVENTS - On July 12, 1999, World Color Press, Inc. ("World Color") entered into an agreement and plan of merger with Quebecor Printing Inc. (subsequently renamed Quebecor World Inc.) and its indirect wholly owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc."). On October 8, 1999, World Color and Acquisition Inc. completed a merger of World Color and Acquisition Inc. with World Color as the surviving corporation, following receipt of approval of World Color's stockholders. Additionally, World Color Press, Inc. was renamed Quebecor World (USA) Inc. (the "Company"). Concurrent with the Company's name change, the Plan's name was also changed to the Quebecor World (USA) Inc. 401(k) Plan.

      PLAN AMENDMENTS AND MERGERS - In addition to the amendments to effect the name change above, the Plan was amended several other times during the year to account for other mergers as follows:

      - On January 1, 1999, the Acme Printing Company, Inc. 401(k) Profit Sharing Plan and the Magna Graphic, Inc. 401(k) Plan and Trust merged into the Plan.

      - On April 30, 1999, the Century Graphics Corporation Retirement Savings Plan, the Dittler Brothers, Inc. Deferred Compensation Plan, and the Dittler Brothers, Inc. Deferred Compensation Plan for Union Employees merged into the Plan.

      - On July 31, 1999, the Infiniti Graphics, Inc. 401(k) Plan merged into the Plan.

      - On October 31, 1999, the John W. Little Co. Employees 401(k) Savings Plan, the Great Western Publishing, Inc. 401(k) Profit Sharing Plan, and the UP/Graphics, Inc. 401(k) Plan merged into the Plan.

      In 1998, the following plans merged with the Plan: the Alden Press Profit Sharing Plan, Midwest Litho Arts 401(k) and Profit Sharing Plan, Northeast Graphics, Inc. Savings and Security Plan, Ringier America Employee Savings Plan, The Shea Communications Company Thrift Investment Plan, George Rice & Sons 401(k) Retirement Savings Plan, Johnson & Hardin Company 401(k) Retirement Savings Plan and Trust, the Lanman Companies, Inc. Retirement Savings Plan, and the Wessel Company, Inc. Employees Profit Sharing 401(k) Plan and Trust.

      All active participants in those plans automatically became participants of the Plan on the respective merger date. Participants should refer to the Plan document for more complete information.

      CONTRIBUTIONS - Each year, participants may contribute up to 15% of pretax annual compensation subject to certain limitations, as defined in the Plan. The Company makes a matching contribution to certain participants based on the relative matching percentages that was available to the participants of the respective merged plans.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      VESTING - Participants or beneficiaries, at all times, have a 100% vested and non-forfeitable interest in their contributions and actual earnings thereon. Participants are generally vested in Company contributions and actual earnings thereon in the five-year graded schedule unless the vesting schedule of the merged plan provided an enhanced vesting schedule, in which case those participants are grandfathered in the respective merged plan's vesting schedule. The five-year graded vesting schedule for the Plan is as follows:

                         YEARS OF                             PERCENTAGE
                          SERVICE                               VESTED

                            1                                     20%
                            2                                     40
                            3                                     60
                            4                                     80
                            5                                    100

      FORFEITURES - Upon termination of service of a participant prior to vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay the Plan expenses.

      INVESTMENT ELECTIONS - Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. The investment options available to participants as of December 31, 1999 consist of the following:

            FIDELITY CONTRAFUND - Funds are invested primarily in equity securities of companies where value is not fully recognized by the public.

            NEUBERGER & BERMAN GENESIS TRUST - Funds are invested primarily in stocks of companies with small market capitalizations.

            THE GEORGE PUTNAM FUND OF BOSTON - Funds are invested in a diversified portfolio of stocks and bonds which will produce both capital growth and current income.

            THE PUTNAM FUND FOR GROWTH AND INCOME - Funds are invested in common stocks that offer capital growth and current income.

            PUTNAM INCOME FUND - Funds are invested in fixed income securities such as bonds, other debt securities, and, to a lesser degree, preferred stocks in order to provide as high a level of income as is consistent with a prudent level of risk. The fund's investments are generally long- or intermediate-term (maturities of more than three years).

            STABLE VALUE FUND - Funds are invested in a diversified portfolio of high-quality investment contracts in order to preserve principal and achieve high current income.

            PUTNAM S&P 500 INDEX FUND - Funds are invested in stocks that compose the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

            PUTNAM INTERNATIONAL GROWTH FUND - Funds are invested in equity securities of domestic and foreign companies for capital appreciation. At least 65% of the fund's total assets are invested in at least three countries other than the United States.

            QUEBECOR WORLD INC. STOCK FUND - Employees who initially had investments in the World Color Press, Inc. Stock Fund were not allowed to make further investments into that fund effective as of August 2, 1999. In addition, employees were given the opportunity to elect to transfer respective balances from the World Color Press, Inc. Stock Fund to any of the other investments prior to October 12, 1999. All such balances not transferred at October 12, 1999 were converted to the Quebecor Printing Inc. Stock Fund (having the same limitations on further investments as its predecessor). On April 25, 2000, the name of the fund was changed to the Quebecor World Inc. Stock Fund.

      Participants may change both their contribution percentage and investment options each payroll cycle.

      PARTICIPANT LOANS - Participants may borrow up to the lesser of $50,000 or 50% of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING BASIS - The Plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION - Investments of the Plan are carried at fair value, which is market value for all investment accounts. Participant loans are valued at cost which approximates fair value.

      CONTRIBUTIONS - Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are made at the same time as the participant contributions in accordance with the Plan agreement.

      BENEFITS - Benefit claims are recorded by the trustee when they have been approved for payment and paid by the Plan.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      ACCOUNTING PRONOUNCEMENTS - On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." The Plan adopted SOP 99-3 and as a result, reclassification of the prior year financial statements was made to eliminate by-fund disclosures.

      RECLASSIFICATIONS - Certain reclassifications have been made to prior year's amounts to conform with the current year presentation.

3.    CONTRACT WITH MUTUAL BENEFIT LIFE INSURANCE COMPANY

      The Plan invested in a GIC issued by Mutual Benefit. In July 1991, Mutual Benefit was placed into conservatorship, and participants in the Plan were prohibited from withdrawing or transferring their interest in the GIC. On July 1, 1999, the GIC fully matured and all remaining assets were transferred to the Stable Value Fund.

4.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1999:

                                                                   CURRENT
                                                     COST           VALUE
        Fidelity Contrafund                      $ 58,931,196    $ 62,379,154
        The George Putnam Fund of Boston           25,768,301      22,953,559
        The Putnam Fund for Growth and Income      59,379,672      53,691,282
        Stable Value Fund                          60,515,584      60,515,584
        Putnam S&P 500 Index Fund                  23,535,951      29,017,699
        Putnam International Growth Fund           11,678,661      15,731,793

5.    TAX STATUS

      The Plan obtained its latest determination letter dated September 6, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are in funds managed by Putnam Investments, the Plan trustee. In addition, the Plan invests in common stock of Quebecor World Inc. through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

7.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

                                     ******

                                                                 EIN: 37-1167902
                                                                 PN: 005


QUEBECOR WORLD (USA) INC. 401(k) PLAN


ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                    CURRENT
                                                      COST           VALUE
INVESTMENTS:
    Fidelity Contrafund                          $ 58,931,196    $ 62,379,154
    Neuberger & Berman Genesis Trust               11,768,373      11,869,763
    The George Putnam Fund of Boston               25,768,301      22,953,559
    The Putnam Fund for Growth and Income          59,379,672      53,691,282
    Putnam Income Fund                              5,841,769       5,452,043
    Stable Value Fund                              60,515,584      60,515,584
    Putnam S&P 500 Index Fund                      23,535,951      29,017,699
    Putnam International Growth Fund               11,678,661      15,731,793
    Quebecor World Inc. Stock Fund                    381,927         611,445
    Cash Transactions Account                               3               3
    Participant Loans                              12,696,170      12,696,136
                                                 ------------    ------------

TOTAL INVESTMENTS                                $270,497,607    $274,918,461
                                                 ============    ============

                                                                 EIN: 37-1167902
                                                                 PN: 006


QUEBECOR WORLD (USA) INC. 401(k) PLAN


ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                 PURCHASE        SELLING          COST OF          NET GAIN
        DESCRIPTION OF ASSETS                      PRICE          PRICE            ASSETS           (LOSS)
SERIES OF TRANSACTIONS

Fidelity Contrafund                           $ 27,611,000    $         --     $ 27,611,000      $         --
Fidelity Contrafund                                     --      10,916,668       10,105,469           811,199
The Putnam Fund for Growth and Income           14,808,437              --       14,808,437                --
The Putnam Fund for Growth and Income                   --      14,483,794       14,519,136           (35,342)
Stable Value Fund                               31,520,732              --       31,520,732                --
Stable Value Fund                                       --      27,111,123       27,109,979             1,144
Putnam S&P 500 Index Fund                       12,624,175              --       12,624,175                --
Putnam International Growth Fund                10,323,957              --       10,323,957                --

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        QUEBECOR WORLD (USA) INC. 401 (k) PLAN




Date:  June 27, 2000                       By: /s/ Shari Davidson
                                              --------------------------------
                                                   Shari Davidson
                                                   Plan Administrator

                               INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-8870 of Quebecor Printing Inc. on Form S-8 of our report dated June 12, 2000 appearing in this Annual Report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan for the year ended December 31, 1999.

DELOITTE & TOUCHE LLP
New York, New York
June 27, 2000